EXHIBIT 12.1

                        LTC PROPERTIES, INC.

          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                       (Dollars in Thousands)
                             (Unaudited)


                                                                                                                Nine
                                                                                                                Months
                                                                      Year                                      Ended
                                                                       Ended
                                                                     ----------------------------------------
 Earnings                                                               1998    1999    2000    2001    2002  9/30/2003
                                                                     ---------------------------------------- ----------

 Income before minority interests and other                          $46,458 $29,504 $29,284  $5,246 $19,447    $16,904
 Add:  Fixed charges (interest expense, amortization of
               debt issue costs and minority interest expense         23,682  22,813  28,165  22,718  22,941     15,899
           Amortization of capitalized interest                            -       -       -       -       -          -
           Distributed income of equity investees                          -       -       -       -       -          -
           Share of pre-tax losses of equity investees                     -       -       -       -       -          -

 Less:
         Capitalized interest                                              -       -       -       -       -          -
         Minority interest expense on consolidated
             subsidiaries                                             (1,415) (1,018)   (982)   (973) (1,308)      (968)
        Minority interest in pre-tax income that have not
             incurred fixed charges (equity method investees)              -       -       -       -       -          -

                                                                     ---------------------------------------- ----------
                           Total Earnings                             68,725  51,299  56,467  26,991  41,080     31,835
                                                                     ---------------------------------------- ----------

 Fixed Charges

 Interest expense (includes amortization
        of debt issue costs                                           22,267  21,795  27,183  21,745  21,633     14,931
 Estimated interest in rental expense                                      -       -       -       -       -          -
         Minority interest expense on consolidated
             subsidiaries                                              1,415   1,018     982     973   1,308        968

                                                                     ---------------------------------------- ----------
                         Total Fixed Charges                          23,682  22,813  28,165  22,718  22,941     15,899
                                                                     ---------------------------------------- ----------


 Preferred Dividends                                                 $12,896 $15,087 $15,087 $15,077 $15,042    $11,441


 Ratio of earnings to fixed charges                                     2.90    2.25    2.00    1.19    1.79       2.00

 Ratio of earnings to fixed charges
         and preferred dividends                                        1.88    1.35    1.31    0.71    1.08       1.16